Exhibit 99.1

NewsRelease

TransCanada to Present at AGA Financial Forum

CALGARY, Alberta – May 14, 2010 – Lee Hobbs, Senior Vice-President and General Manager, U.S. Pipelines for TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will be presenting at the AGA Financial Forum in Palm Beach, Florida on May 17, 2010 at 3 p.m. eastern daylight time.

A link to the webcast and a copy of the presentation will be available in the Investor Centre section of TransCanada’s website at www.transcanada.com/investor/conference.html

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines. TransCanada’s network of wholly owned pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,700 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

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